82-5151

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE
75008

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


05006971

File No. 82-5151

March 31, 2005


MAR 3 1 2005

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- An announcement dated March 30, 2005, regarding the Minutes of the 4th General Shareholders' Meeting.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford
Legal Assistant

Enclosure

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

File No. 82-5151

The Minutes of the 4th General Shareholders' Meeting

March 30, 2005 (04 pages)

For more information, contact:

Daniel de Andrade Gomes
TDBH, São Paulo, Brazil
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil - March 30, 2005) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the Minutes of the 4th General Shareholders' Meeting held on March 30, 2005

1. Date, Time and Venue of the Meeting: March 30, 2004, at 15:00 hours, at the Company headquarters located at Avenida Brigadeiro Faria Lima, 1188, auditorium, in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of first call notice in the newspapers Official Gazette of the State of São Paulo, issues of March 11, 12 and 15, 2005 and "Valor Econômico" newspaper, issues of March 11, 12 and 13 and 14 and 15, 2005 with the following agenda: 1) Be posted by the Managers on the results, assess, discuss and vote on the Financial Statements of the Company and its subsidiaries, related to the fiscal year ended on December 31, 2004; 2) Deliberate on the allocation of the results of the fiscal year 2004; 3) Appoint the members of the Audit Committee; and 4) Determine the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

3. Attendants: The shareholders of the Company representing more than 2/3 (two thirds) of its voting capital were present thus reaching the legal quorum to install and to deliberate the subjects in the agenda, in conformity with the records and signatures in the Shareholders Attendance Register No. 1, pages 11, 11-overleaf, 12, 12-overleaf, and 13. Were also present, in accordance with the terms of the article 134, 1st paragraph of the law #6404/76, the representative of the independent auditors, Mr. Maurício Pires de Andrade Resende, the representative of the Audit Committee, Ms. Suely Valério Pinoti and Mr. Gilmar Roberto Pereira Camurra, Vice-president of the Company.

4. Presiding Officers: Mr. Gilmar Roberto Pereira Camurra – Chairman and Mr. João Paulo Rossi Júlio – Secretary.

5. Resolutions: Starting the meeting, the Chairman clarified that the minutes of the meeting would be prepared as a summary of the events, containing only the transcription of the deliberations, as allowed by article 130, paragraph 1, of the Corporate Law and informed that the documents or proposals, declarations of vote or dissents regarding the subjects to be deliberated shall be submitted in written form to the Presiding Officers and for this purpose would be received by the Secretary of the Meeting.

Thus, regarding the item (1) of the Agenda, the President informed that the documentation referring to the rendering of accounts by the management was at the disposal of the shareholders, including the Annual Report and the individual and consolidated Financial Statements, duly accompanied by the Report of Independent Auditors and the Report of the

Audit Committee and the Proposal the Allocation of the Results of Operations, all referring to the fiscal year ended December 31, 2004. Following suit, it was proposed to waive the reading of said documents, duly accepted, once the present shareholders were fully aware of the contents, which had been fully published in the Official Gazette of the State of São Paulo and "Valor Econômico" on February 22, 2005, following the current legislation. The topic of item (1) of the Agenda was presented for discussion and subsequent voting, with the abstention of those legally impaired. The Annual Report and the individual and consolidated Financial Statements, duly accompanied by the Report of the Independent Auditors and the Report of the Audit Committee (all referring to the fiscal year ended December 31, 2004) were approved by the present common and preferred shareholders, without any restriction or comments.

Moving to the item (2) of the Agenda concerning the allocation of the results of the operations regarding the fiscal year 2004, the documents were put at the disposal of the shareholders and after reading its content, the Proposal from the Management was fully approved by unanimous voting of the present common and preferred shareholders, without any restriction or comments, with the abstention of those legally impaired. It was deliberated that the Net Loss of the Year, amounting R$21,384,769.88 (twenty one million, three hundred eighty four thousand, seven hundred sixty nine reais and eighty eight cents) shall be accounted for in the Retained Losses account, and the Legal Reserve will not be constituted, according to the article 193 of the Law 6,404/76, neither the provision for dividend payment.

Concerning the item (3) of the agenda, about the election of the members of Audit Committee, after the indications duly received by the Presiding Officers and the counting of votes of the common and preferred shareholders, with the abstention of those legally impaired, the following persons were elected members of the Audit Committee of the Company: (a) by the majority of preferred shareholders, in separate voting, with the abstention from voting of the Controlling Shareholder was elected, as effective member Mr. **Márcio Luciano Mancini**, Brazilian, single, business administrator, holder of identity card RG #24.458.714-0, with CPF/MF # 268.791.478-95, resident in the city of Campinas, State of São Paulo, residential address at Rua Ana Teles Alves de Lima 106, Campinas – SP and as a deputy member Mr. **Daniel Vidal de Almeida**, Brazilian, single, accountant, holder of identity card RG # 8336914 SSP/MG, with CPF# 013.802.237-25, resident in the Capital of the State of Rio de Janeiro, residential address at Rua Alceu Amoroso Lima 105/203, Barra de Tijuca, Rio de Janeiro, RJ; and considering that the minority shareholders of voting shares do not have the minimum percentage required by law to appoint a member of the Audit Committee, (b) the other voting Shareholders elected as effective members: Mr. **Norair Ferreira do Carmo**, Brazilian, married, accountant, holder of identity card RG # 16.220.475 SSP/SP, with CPF # 054.307.008-51, commercial address at Rua Martiniano de Carvalho 851, 17th floor, São Paulo, SP; Mr. **Milton Shigueo Takarada**, Brazilian, married, accountant, holder of identity card RG # 12.721.407-0 SSP/SP, with CPF/MF # 011.319.328-97, resident in the Capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93; and Mr. **Ademir José Mallmann**, Brazilian, married, accountant, holder of identity card RG # 500.374.652-5 SSP/PR, with CPF #263.873.010-68, commercial address at Rua Martiniano de Carvalho 851, 17th floor, São Paulo, SP; and as deputy members, respectively: Mr. **Cleuton Augusto Alves**, Brazilian, married, accountant, holder of identity card RG # 674.786 SSP/DF, with CPF/MF #239.615.461-34, resident in the Capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93, São Paulo – SP; Mr. **Miguel Mantovani Junior**, Brazilian, married, business administrator, holder of identity card RG # 9.264.420 SSP/SP, with CPF/MF # 895.846.788-68, resident in the Capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93; and, Mr. **Oswaldo Vieira da Luz**, Brazilian, married, accountant, holder of identity card RG # 6.557.989 SSP/SP, with CPF/MF # 810.805.308-00, resident in the Capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93, São Paulo – SP. All the Audit Committee Members now elected shall have the

term of office beginning on the present date and expiring on the date of the General Shareholders' Meeting of 2006. It was also recorded that none of those elected where legally impaired to take office.

Regarding the item (4) of the Agenda, concerning the definition of the remuneration of the Executive Management and the members of the Board of Directors and the Audit Committee, it was unanimously approved, with the abstention of those legally impaired, that the annual global remuneration of the Executive Management and the Board of Directors shall be fixed in R$126,000 (one hundred twenty six thousand reais), being the Board of Directors' duty to distribute it among its members and members of the Executive Management. It was also unanimously approved, with the abstention of those legally impaired, that the remuneration of the members of the Audit Committee shall be equivalent to 10% (ten percent) of the average granted to each member of the Executive Management, not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation), on the terms of the disposition of the 3rd paragraph of the article 162 of the Law #6,404/76.

Closing of the meeting: The President opened the floor to the shareholders and since there was no manifestation, he closed the meeting. The present minutes were drawn up as a summary of events, according to the paragraph 1st of the article 130 of the Law 6,404/76. After the meeting, the minutes were read and then approved and signed by the present shareholders.

São Paulo, March 30, 2005

Signatures
Gilmar Roberto Pereira Camurra – Chairman
João Paulo Rossi Júlio - Secretary

Represented by Mr. Florivaldo Zarattin Junior
TELEFÔNICA DATA DO BRASIL LTDA.
TELEFONICA INTERNACIONAL S.A.
TELEFÓNICA S.A.

Represented by Hedging-Griffo Corretora de Valores S.A. and Hedging-Griffo Asset Management Ltda., which were in turn represented by Ms. Virgínia Luzia de Souza Romano:
HEDGING-GRIFFO VERDE 14 – FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO VERDE – FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO TOP – FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO TOP 30– FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING- GRIFFO STAR – FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO MASTER – FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO CARTEIRA ADMINISTRADA – REAL FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO CARTEIRA ADMINISTRADA – CAMBIAL FUNDO DE INVESTIMENTO FINANCEIRO
CAMINO FUNDO DE INVESTIMENTO EM AÇÕES
HG PILAR FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO RAPHAEL – FUNDO DE INVESTIMENTO EM TÍTULOS E VALORES MOBILIÁRIOS
HEDGING-GRIFFO SAKURA FUNDO DE INVESTIMENTO FINANCEIRO

HEDGING-GRIFFO TURBUS – FUNDO DE INVESTIMENTO FINANCEIRO
HG PRIVATE FUNDO DE INVESTIMENTO FINANCEIRO
GREEN HG FUND LLC
HG HIPER–FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO MEGA HOPE FUNDO DE INVESTIMENTO EM TÍTULOS E VALORES MOBILIÁRIOS
HEDGING-GRIFFO BETA 14 – FUNDO DE INVESTIMENTO EM VALORES MOBILIÁRIOS
HG GLOBAL MACRO MASTER FUND, LP.

Represented by Ms. Cíntia Silva Carneiro
PHILIPS ELECTRONICS NORTH AMERICA CORPORATION MASTER RETIREMENT TRUST

Maurício Pires de Andrade Resende - representative of the Independent Auditors

Suely Valério Pinoti – Audit Committee member